EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES CONSUMMATES ACQUSITION OF COAL MINING
COMPANY IN GUIZHOU PROVINCE, PRC

HONG KONG, January 20, 2009 – CHINA NATURAL RESOURCES, INC. (NasdaqCM: CHNR), a company based in the People’s Republic of China (“PRC”), today announced that, on January 12, 2009, it consummated the acquisition of all of the issued and outstanding capital stock of Newhold Investments Limited and its wholly-owned subsidiaries (the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to the related-party seller on the closing date.

Newhold, through its 70% owned operating subsidiary, Guizhou Yongfu Mining Co., Ltd., owns mining rights to Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, the PRC. The 20-year mining right permit covering the mine, which was issued on November 8, 2007, provides for an annual production capacity of 600,000 metric tons of coal. Construction of the mine, which is anticipated to take approximately 18 months to complete, is expected to be funded by a combination of bank loans and internal funds.

Additional details of the transaction are contained in the Company’s Current Reports on Form 6-K filed with the Securities and Exchange Commission on August 13, 2008 and January 20, 2009.

Mr. Feilie Li, the Company’s CEO and Chairman commented: “The completion of our acquisition of Newhold is a milestone in the development of CHNR’s coal business. We intend to continue our coal resources acquisition strategy in Guizhou Province, as well as our continued acquisition of other non-ferrous/iron metal assets.”

About China Natural Resources

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, micaceous oxide and copper concentrate extracted or produced at mines primarily located in Anhui Province in the PRC, (b) operating a copper smelting facility in Inner Mongolia, PRC, and the sale of copper, gold, silver and sulfuric acid resulting from the smelting process; and (c) the acquisition, exploration, development and production of coal resources in the PRC.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.